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                                  PRESS RELEASE


                 CAPITAL CORP OF THE WEST ANNOUNCES RIGHTS PLAN

          MERCED, CA, September 26, 1997 . . . The Board of Directors of Capital Corp of the West (Nasdaq: CCOW) announced today that it has adopted a Shareholder Rights Plan and declared a dividend distribution of one Preferred Share Purchase Right for each outstanding share of the Company's Common Stock. The plan is not designed to deter acquisition proposals, but is designed to discourage takeovers that involve abusive tactics or do not provide fair value to shareholders. The record date for the distribution is October 6, 1997.

          Each Preferred Share Purchase Right will entitle shareholders to buy one one-hundredth of a share of the Company's Series A Junior Participating Preferred Stock at an exercise price of $55. Each one one-hundredth of a share of such Preferred Stock is intended to be the economic equivalent of one share of Common Stock. After a person or group (other than an exempt person or group) acquires 10% or more of the outstanding Common Stock or announces a tender offer, the consummation of which would result in ownership by a person or group of 10% or more of the outstanding Common Stock, the Rights will become exercisable by persons other than the acquiring person, unless the Board of Directors has approved the transaction in advance. Shareholders of the Company who currently beneficially own more than 10% of the Company's outstanding Common Stock may acquire up to an additional 1% of the Company's outstanding Common Stock without causing the rights to be exercisable. In addition, upon the occurrence of certain events, (i) the holders of Rights would be entitled to purchase either Common Stock or securities of an acquiring entity at half of market value, or (ii) the Board of Directors may, at its option, exchange part or all of the Rights for shares of Common Stock. Prior to the acquisition by a person or group of 10% or more of the outstanding Common Stock, the Rights are redeemable for $0.001 per Right at the option of the Board of Directors. The Rights will expire on September 25, 2007.

          Thomas T. Hawker, President and Chief Executive Officer, stated that, "The adoption of the Shareholder Rights Plan is part of an ongoing effort commenced by the Board a year and a half ago to protect and maximize the value of the shareholders' investment in the Company and to give them the optimum opportunity to participate in the long-term value of the Company. The Board determined that adopting the Shareholder Rights Plan is an effective and reasonable method to safeguard the interests of our shareholders. We are focused on building value for our shareholders, and our intent is to continue our strategy. The purpose of the recently-adopted Shareholder Rights Plan is to enable the Company to continue moving forward with these plans without the distraction of tactics which may not maximize value for all of our shareholders."

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          Capital Corp of the West is a bank holding company based in Merced,
California. It is the holding company for County Bank, an independent community bank, and Town & Country Thrift and Finance Company, an industrial loan company.

                                    Company Contact:
                                    Thomas T. Hawker
                                    President and Chief Executive Officer
                                              (209) 725-2269